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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of February 2006


                             AETERNA ZENTARIS INC.
                     ---------------------------------------

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                      Form 20-F        Form 40-F    X
                                                ------           ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                      Yes       No   X
                                          -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    -----



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                                 DOCUMENTS INDEX


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DOCUMENTS       DESCRIPTION
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
1.              Press release dated February 15, 2006: AEterna Zentaris Strategic
                Shareholder, The Solidarity Fund QFL, Exercised its Right to Convert a
                Term Loan into Common Shares
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
AETERNA ZENTARIS INC. 1405, boul. du Parc-Technologique                          [AETERNA ZENTARIS LOGO]
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com

Fonds de solidarite des travailleurs du Quebec (F.T.Q.)                   [FONDS DE SOLIDARITE FTQ LOGO]
545, boul. Cremazie Est, bureau 200
Montreal (Quebec) Canada   H2M 2W4  T. 514 383-8383
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                                                                      COMMUNIQUE
                                                        Pour diffusion immediate


AETERNA ZENTARIS STRATEGIC SHAREHOLDER, THE SOLIDARITY FUND QFL, EXERCISED
ITS RIGHT TO CONVERT A TERM LOAN INTO COMMON SHARES

ALL AMOUNTS ARE IN CANADIAN DOLLARS

QUEBEC CITY, CANADA, FEBRUARY 15, 2006 -- AEterna Zentaris Inc. (TSX: AEZ;
Nasdaq: AEZS) and the Solidarity Fund QFL (the "Fund") today announced that the
Fund has exercised its right to early convert the entirety of its convertible term loan in the principal amount of $12.5 million that the Fund had extended to AEterna Zentaris in April 2003 and that was to mature on March 31, 2006. In accordance with the terms of the convertible term loan, and additional arrangements between AEterna Zentaris and the Fund, AEterna Zentaris has issued a total of 3,477,544 of its common shares to the Fund upon conversion of the loan, representing the principal and interest due to the stated maturity date under the loan, based on the conversion price that had been agreed upon in the loan agreement. Upon issuance of the 3,477,544 common shares by AEterna
Zentaris, the Fund's ownership and voting interest in AEterna Zentaris has increased from 13.60% to 19.65%.

"We are pleased with the Fund's decision to execute this convertible term loan.
The Fund has proven to be a long-term strategic partner as well as a valued shareholder for the Company", said Gilles Gagnon, President and Chief Executive
Officer at AEterna Zentaris. "This transaction further strengthens our balance sheet, as well as leverages our ability to execute our focused strategy and continue to advance our promising pipeline."

The Company has another outstanding convertible term loan in the principal amount of $12.5 million plus interest due, maturing as of March 31, 2006, which is held by another strategic shareholder.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a growing global biopharmaceutical company engaged in the discovery, development and marketing of therapies for cancer and endocrine disorders.

AEterna Zentaris also owns 48.4% of the equity of Atrium Biotechnologies Inc.
(TSX: ATB.sv) and 64.8% of its voting rights. Atrium is a developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutritional industries.

News releases and additional information are available at
www.aeternazentaris.com.
-----------------------


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[FONDS DE SOLIDARITE FTQ LOGO]                           [AETERNA ZENTARIS LOGO]


ABOUT THE SOLIDARITY FUND QFL

With assets of over $6.2 billion, the Solidarity Fund QFL is a development capital fund that through its RRSP channels the savings of Quebecers to help create and maintain jobs in companies and contribute to the economic development of Quebec. The Fund currently has over 568,000 shareholders and has helped, either on its own or with other financial partners, create maintain and support over 105,000 jobs. For more information, visit www.fondsftq.com


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995.
Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-

CONTACTS AETERNA ZENTARIS INC.

MEDIA RELATIONS
Paul Burroughs
(418) 652-8525 ext. 406
paul.burroughs@aeternazentaris.com
----------------------------------

INVESTOR RELATIONS
Jenene Thomas
(418) 655-6420 or
(908) 996-3154
jenene.thomas@aeternazentaris.com
---------------------------------

THE SOLIDARITY FUND QFL
Alain Gauthier
Director, Institutional communications and Marketing
The Solidarity Fund QFL
(800) 361-5017
(514) 383-8383
(514) 592-5892
agauthier@fondsftq.com
----------------------

                                       2

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                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               AETERNA ZENTARIS INC.


DATE:  FEBRUARY 15, 2006                       By:  /s/Mario Paradis
                                                    ----------------------------
                                                    Mario Paradis
                                                    Senior Finance Director and
                                                    Corporate Secretary